UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-39633

Abcam plc

(Translation of registrant’s name into English)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On June 02, 2021, Abcam plc (the “Company”) issued a regulatory news service announcement (announcing that a general meeting (the “General Meeting”) will be held on Thursday, 1 July 2021 at Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX at 2.00 pm (“Announcement of General Meeting”) and the distribution of a notice of the General Meeting (the “GM Notice”) and the Revised Director’s Remuneration Policy and Profitable Growth Incentive Plan (the “Revised Director’s Remuneration Policy and Profitable Growth Incentive Plan”). The Announcement of General Meeting, GM Notice and Revised Director’s Remuneration Policy and Profitable Growth Incentive Plan are furnished herewith as Exhibits 99.1, and 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K.

Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-252514).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement of General Meeting, dated June 2021

99.2	GM Notice, dated June 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABCAM PLC

Date: June 02, 2021	By:	/s/ Alan Hirzel
		Name:	Alan Hirzel
		Title:	Chief Executive Officer

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